Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFC in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 91.84 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on October 26, 2009, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$29,500
Fiscal Agent’s fee, including printing and engraving Bonds	27,100
Printing expenses	35,000
Legal fees and expenses	32,700
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	241,770

Total	$366,070